Exhibit (a)(1)(J)
[FORM OF CONFIRMATION OF PARTICIPATION IN OPTION EXCHANGE OFFER]
Confirmation of Participation in Option Exchange Offer
Our exchange offer expired at 9:00 p.m., Pacific Time, on April ___, 2007. This message confirms that on April ___, 2007 we accepted for exchange and canceled the eligible option grant(s) you tendered for exchange with your Election Form. Upon the terms and conditions described in the Offer to Exchange and your Election Form, on April ___, 2007 we granted restricted stock units to you in replacement of your canceled option grant(s). Shortly, you will receive a restricted stock unit agreement governing the terms of your restricted stock units (in the form previously provided to you, but with the blanks filled in).
If you have any questions, please telephone Elaine Gonzales at +1 (408) 360-3150 or send an email to RSUEXCHANGE@Photondynamics.com.
Thank you.